UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File Number: 333-118844

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: January 31, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period:

Nothing is this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates: N/A

PART I

REGISTRANT INFORMATION

The Newark Group, Inc.
Full name of registrant:

N/A
Former name if applicable:

20 Jackson Drive
Address of principal executive office (Street and Number):

Cranford, NJ 07016
City, state and zip code:

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached is applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Newark Group, Inc. (the “Company”) is unable to complete the filing of its Quarterly Report on Form 10-Q for the three months ended January 31, 2009 on a timely basis without unreasonable effort or expense because the Company needs additional time to complete the presentation of its financial statements and the analysis thereof. The Company has incurred material, non-cash impairment charges as a result of the current economic environment, which presentation is not complete at this time. In addition, the Company has been in continuous discussions with its lenders concerning its senior secured asset-based and credit-linked/term loan credit facilities, which discussions have limited management’s review and completion of the Form 10-Q. Although no assurance can be given, the Company currently expects to file its Form 10-Q by the prescribed due date.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Joseph E. Byrne	(908)	276-4000
(Name)	(Area code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in the results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s Statement of Operations will reflect a significantly higher net loss than in the same period of the prior year. The majority of this net loss results from non-cash impairment charges in the range of $110.0 million to $125.0 million, mainly the result of the global economic slowdown which has significantly contributed to the reduction in activity at certain of our facilities. Revenues for the quarter ended January 31, 2009 were $161.9 million, 36% less than the same period of the prior year, due mainly to lower volumes and a decrease in the sales price of recovered fiber the Company sells to third parties. Cost of sales reflected a reduction relatively proportionate to revenues, decreasing 37% to $146.2 million, the result of lower volumes and lower costs of recovered fiber.

The Newark Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

1. Date:	March 17, 2009	By:	/s/ Joseph E. Byrne
Joseph E. Byrne
Chief Financial Officer and Vice President